The Board of Directors
First Indiana Corporation:


We consent to incorporation by reference in the registration statement on Form S-8 of First Indiana Corporation of our report dated January 17, 1995, relating to the consolidated balance sheets of First Indiana Corporation as of December 31, 1994 and 1993 and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1994 which report appears in the December 31, 1994 annual report on Form 10-K of First Indiana
Corporation. Our report refers to a change in accounting for debt and equity securities in 1994 and income taxes in 1992.



KPMG Peat Marwick LLP
Indianapolis, Indiana
December 4, 1995